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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          NET/TECH INTERNATIONAL, INC.
                                (Name of Issuer)

                         Common Stock ( $0.01 par value)
                         (Title of Class of Securities)

                                     6410771
                                 (CUSIP Number)


  Paul W. Enoch, Jr.                   Copy To:  Elizabeth E. Moore
  330 Commerce Street                            Stokes & Bartholomew, P.A.
  Nashville, Tennessee 37201                     424 Church Street, 28th Floor
  615-748-9623                                   Nashville, Tennessee 37201-2386



                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 June 5, 1997
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (Continued on following pages)








                               (Page 1 of 6 Pages)


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CUSIP No. 6410771                  SCHEDULE 13D   Page     2    of    6    Pages
         ---------------------                         --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Person
          PAUL W. ENOCH, JR. (SS####-##-####)
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [   ]
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          USA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    1,400,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                      ------
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   1,400,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                ------
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          1,400,000
          ---------------------------------------------------------------------

 (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares*

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          18.3%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                          NET/TECH INTERNATIONAL, INC.

                                  SCHEDULE 13D


Item 1.  Security and Issuer.

     This statement (the "Statement") relates to the Common Stock (the "Common Stock") of Net/Tech International, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 1 West Front Street, Suite 30, Red Bank, New Jersey 07701.

Item 2.  Identity and Background.

     (a) This statement is filed by Paul W. Enoch, Jr. ("Enoch").

     (b) Enoch's business address is 330 Commerce Street, Nashville, Tennessee 37201.

     (c) Enoch is employed as a securities broker with J.C. Bradford & Co., a private investment company doing business in Nashville, Tennessee, with an address of 330 Commerce Street, Nashville, Tennessee 37201.

     (d) Enoch has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Enoch has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Enoch is a citizen of the United States.

Item 3.  Source and Amount of Funds or other Consideration.

     The amount of the funds used in purchasing the securities reported as beneficially owned in Item 5 hereof was $750,000. $500,000 was used for the purchase of 400,000 shares of the Issuer's Common Stock and $250,000 was used for the purchase of options to purchase an additional 1,000,000 shares of the Issuer's Common Stock (the "Options"). In connection with the purchase of the 400,000 shares, Enoch executed a Promissory Note dated August 30, 1997 (the "Note") in favor of the Issuer and pledged the purchased securities as collateral for the Note pursuant to a Stock Pledge Agreement of even date therewith (the "Stock Pledge Agreement"). To date, Enoch has paid $125,000.00 against the Note which is due and payable on or before December 31, 1997. Enoch used personal funds to purchase the Options and has used and will continue to use personal funds to pay the Note in full and, accordingly, purchase the shares.





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Item 4.  Purpose of Transaction.

     Enoch purchased the securities subject to this Schedule 13D as an investment opportunity.

Item 5.  Interest in Securities of the Issuer.

     (a) Enoch is the beneficial owner of 1,400,000 shares of Common Stock (approximately 18.3% of the shares of Common Stock of the Issuer) consisting of 400,000 actual shares of the Issuer's Common Stock and options to purchase an additional 1,000,000 shares of the Issuer's Common Stock.

     (b) Enoch is the beneficial owner of all 1,400,000 shares of Common Stock to which this Statement relates, and has sole power to vote and dispose of all such shares, subject only to the provisions of the Stock Pledge Agreement regarding 400,000 of such shares.

     (c) Enoch has effected no transactions in the Issuer's securities in the past 60 days except as reported herein.

     (d) No person other than Enoch has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by Enoch.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to the Securities of the Issuer.

     Enoch executed the Note in favor of Issuer and has pledged 400,000 shares of the Issuer's Common Stock as collateral for the Note, all as reported and described in Item 3 herein and attached hereto as Exhibits 1 and 2. In addition, Enoch has obtained options for the purchase of up to 1,000,000 shares of the Issuer's Common Stock, also as reported in Items 3 and 5 herein and attached hereto as Exhibits 3 and 4 (the "Options"). The Options are exercisable at any time prior to June 5, 2002 and June 20, 2002, subject only to mandatory conversion on the Mandatory Conversion Date (as hereinafter defined), at an exercise price of $2.50/share (the "Purchase Price"). The Issuer may require Enoch to convert all or a portion of the Options into shares of Common Stock, if at such time, the Market Price, as defined in the Options, of the Common Stock has equaled or exceeded three hundred and twenty percent (320%) of the Purchase Price for 30 consecutive trading days, also as defined in the Options (the "Mandatory Conversion Date").

Item 7.  Material to be filed as Exhibits.

     Filed as Exhibits hereto are the following:

     Exhibit 1: Promissory Note dated August 30, 1997 in the principal amount of $500,000.00 from Paul W. Enoch, Jr. as Maker in favor of Net/Tech International, Inc. with Stock Purchase Agreement dated May 6, 1997 by and between Paul W. Enoch, Jr. and Net/Tech International, Inc. attached thereto as Exhibit A.



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     Exhibit 2:   Stock Pledge Agreement dated August 30, 1997 by and between
                  Paul W. Enoch, Jr. as Pledgor and Net/Tech International, Inc.

     Exhibit 3: Stock Purchase Option issued to Paul W. Enoch on June 5, 1997 for the purchase of 200,000 shares of Net/Tech International Inc.'s common stock.

     Exhibit 4: Stock Purchase Option issued to Paul W. Enoch on June 5, 1997 for the purchase of 800,000 shares of Net/Tech International Inc.'s common stock.





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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: November 5, 1997                        /s/ Paul W. Enoch, Jr.
                                              ---------------------------------
                                              PAUL W. ENOCH, JR.














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